Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-7862	E-mail Address hui.lin@stblaw.com

February 12, 2025

VIA EDGAR

Re:	New Pluto Global, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed February 6, 2025
File No. 333-282985

Alexandra Barone, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barone:

On behalf of New Pluto Global, Inc., a Delaware corporation (“New Paramount” or the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) relating to the proposed transaction among Paramount Global, Skydance Media, LLC, a California limited liability company (“Skydance”), and certain affiliates of investors of Skydance, which further amends Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed on February 6, 2025. The Registration Statement has been revised in response to the Staff’s comment and to reflect certain other changes.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission	2	February 12, 2025

In addition, we are providing the following response to your comment letter, dated February 11, 2025, regarding Amendment No. 3. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 4. The response and information described below are based upon information provided to us by New Paramount. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4

The Transactions

Litigation Relating to the Transactions, page 176

1.

We note your disclosure here and throughout the registration statement related to the class action lawsuit alleging breaches of fiduciary duties for the alleged failure to sufficiently consider an alternate offer that is claimed to be superior to the Transactions. Please expand your disclosure to provide a full description of the factual basis alleged to underlie the proceedings derived from the complaint. Refer to Item 103 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 47, 59 and 177.

*    *    *    *    *

Securities and Exchange Commission	3	February 12, 2025

Please do not hesitate to call me at 212-455-7862 or Katharine Thompson at 202-636-5860 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Xiaohui (Hui) Lin

cc:	Securities and Exchange Commission

Matthew Derby

Inessa Kessman

Robert Littlepage

New Pluto Global, Inc.

Naveen Chopra

Caryn Groce

Simpson Thacher & Bartlett LLP

Eric M. Swedenburg

Katherine M. Krause

Katharine L. Thompson

Cravath, Swaine & Moore LLP

Faiza J. Saeed

Daniel J. Cerqueira

Claudia J. Ricciardi

Skydance Media, LLC

Stephanie Kyoko McKinnon

Latham & Watkins LLP

Justin G. Hamill

Bradley C. Faris

Ian Nussbaum

Max Schleusener